FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on April 16, 2018

ROYAL DUTCH SHELL PLC

NOTICE OF 2018 ANNUAL GENERAL MEETING

Royal Dutch Shell plc (the “Company”) announces that its 2018 Annual General Meeting (“AGM”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 22, 2018. The Notice of Annual General Meeting (the “Notice”) can be viewed and downloaded from www.shell.com/agm.

The AGM will be webcast on the day so shareholders unable to attend in person can still follow proceedings. More information about the webcast arrangements can be found in the Notice and via the website referred to above.

SHAREHOLDER PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 24, 2018 (two days after the AGM) at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom. The Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary will be present.

This presentation is not part of the AGM. Further details can be found in the Notice of Annual General Meeting.

NATIONAL STORAGE MECHANISM

In accordance with the Listing Rules, a copy of each of the documents below will be submitted to the National Storage Mechanism and available for inspection at: http://www.morningstar.co.uk/uk/nsm.

Annual Report and Form 20-F for the year ended December 31, 2017

Notice of the 2018 Annual General Meeting

Notice of Availability of Shareholder Documents

Proxy Form relating to the 2018 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2017 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

April 16, 2018

Mark Edwards

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name:	M Edwards
Title:	Deputy Company Secretary

Date: April 16, 2018